UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

File Number: 811-22972

(Check one): ☐     Form 10-K   ☐     Form 20-F   ☐     Form 11-K   ☐ Form 10-Q  ☐ Form 10-D

☒ Form N-SAR   ☐     Form N-CSR

For Period Ended:    March 31, 2017

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

AMG Pantheon Master Fund, LLC

Full Name of Registrant

Former Name if Applicable

600 Steamboat Road, Suite 300

Address of Principal Executive Officer (Street and Number)

Greenwich, Connecticut 06830

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AMG Pantheon Master Fund, LLC (the “Fund”) is unable to complete and transmit its Form N-SAR filing for the year ending March 31, 2017 within the prescribed time period because the finalization of the Fund’s financial statements and related audits are still in process because information relating to certain of the Fund’s private equity investments was not received prior to the prescribed filing deadline. Pursuant to Rule 30e-1(e) under the Investment Company Act of 1940, the Fund is concurrently requesting the Commission to extent the prescribed time period in which it is required to transmit its annual report to unitholders for a similar period of time.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark J. Duggan	203	299-3544
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒    No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐    No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMG Pantheon Master Fund, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 31, 2017	By:	/s/ Keitha L. Kinne
Keitha L. Kinne
Chief Operating Officer